Exhibit 3.1

AMENDMENT TO THE ARTICLES OF INCORPORATION

OF

NATIONAL HEALTH & SAFETY CORPORATION

The undersigned, being President of National Health & Safety Corporation (the *ACorporation@*), a corporation organized and existing under the Revised Business Corporation Act of the State of Utah, hereby certifies that pursuant to Sections 16-10a-1006 and 1008 of the Revised Business Corporation Act of the State of Utah, Article IV of the Articles of Incorporation of the Corporation is amended to read as follows:

ARTICLE IV
CAPITALIZATION

The Corporation is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. The Corporation is also authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. The Board of Directors of the Company shall establish the specific terms, rights, voting privileges and preferences of such preferred stock, or any series thereof; provided, that issuance of nonvoting equity securities is prohibited. Cumulative voting by the shareholders of the Corporation at any election for Directors is prohibited.

Effective upon the approval of this Amendment and filing with the Secretary of State of Utah (the "Effective Time"), each one hundred (100) shares of the Corporation's common stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one share of new common stock, par value $0.001 per share, of the Corporation. No fractional shares will be issued and, in lieu thereof, the holding of each holder of common shares who would be entitled to receive a fractional share shall have their holdings rounded up to the next whole share of common stock.

Effective upon the approval of this Amendment and filing with the Secretary of State of Utah (the "Effective Time"), each one hundred (100) shares of the Corporation's preferred stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one share of new preferred stock, par value $0.001 per share, of the Corporation. No fractional shares will be issued and, in lieu thereof, the holding of each holder of common shares who would be entitled to receive a fractional share shall have their holdings rounded up to the next whole share of common stock.

Shareholders holding 208,511,223 of the 353,775,090 shares authorized to vote at the annual meeting held on January 30, 2003, approved the 1 for 100 reverse stock split.

All five directors of the Corporation approved the 1 for 100 reverse stock split at the annual meeting on January 30, 2003.

IN TESTIMONY WHEREOF, National Health & Safety Corporation has caused this Statement to be signed under its corporate seal by its President and its Secretary on January 30, 2003.

NATIONAL HEALTH & SAFETY CORPORATION

By: *Gary Davis*
        Gary Davis, President